As Filed with the Securities and Exchange Commission on November 28, 2005
U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM U-9C-3
QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
For the quarterly period ended September 30, 2005
Pepco Holdings, Inc. Conectiv (Name of Registered Holding Companies)
701 Ninth Street, N.W. Washington, DC 20068 (Address of Principal Executives Offices)
Inquiries concerning this Form U-9C-3 may be directed to:
Anthony J. Kamerick Vice President and Treasurer Pepco Holdings, Inc. 701 Ninth Street, N.W. Washington, DC 20068 (202) 872-2056
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Pepco Holdings, Inc. FORM U-9C-3 For the Quarter Ended September 30, 2005
Table of Contents
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Item 1. - ORGANIZATION CHART
Name of Reporting Company	Energy or Gas Related Company	State of Organization	Date of Organization	% of Voting Securities Held
Pepco Holdings, Inc.
Microcell Corporation	Energy related	NC	1/3/00	14.4
Pepco Energy Services, Inc.	Energy related	DE	3/7/95	100
Trigen-Pepco Energy Services, LLC	Energy related	DC	12/15/00	50
Pepco Government Services LLC	Energy related	DE	9/30/99	100
Distributed Generation Partners, LLC	Energy related	DE	10/15/03	50
Eastern Landfill Gas, LLC	Energy related	DE	9/2/04	75
Blue Ridge Renewable Energy, LLC	Energy related	DE	9/3/04	75
Bethlehem Renewable Energy LLC	Energy related	DE	1/28/05	100
Pepco Energy Cogeneration LLC	Energy related	DE	3/10/05	100
Conectiv Thermal Systems, Inc.	Energy related	DE	5/5/94	100
ATS Operating Services, Inc.	Energy related	DE	3/31/95	100
Atlantic Jersey Thermal Systems, Inc	Energy related	DE	5/10/94	100
Thermal Energy L.P. I	Energy related	DE	7/21/95	100
Pepco Building Services, Inc.	Energy related	DE	12/7/98	100
MET Electrical Testing Company, Inc	Energy related	DE	12/7/98	100
Seaboard Mechanical Services, Inc.	Energy related	DE	6/27/01	100
Engineered Services, Inc.	Energy related	DE	11/27/00	100
Unitemp, Inc.	Energy related	DE	5/31/01	100
Carolina Electrical Testing, Inc.	Energy related	DE	6/19/05	100
Conectiv
Conectiv Energy Holding Company
Conectiv Energy Supply, Inc.	Energy related	DE	7/3/75	100
Delaware Operating Services Company	Energy related	DE	12/19/02	100
PHI Operating Services Company	Energy related	DE	12/19/02	100
Atlantic Generation, Inc.	Energy related	DE	10/9/86	100
Vineland Limited, Inc.	Energy related	DE	8/24/90	100
Vineland Cogen. Limited Partnership	Energy related	DE	9/27/90	50
Vineland General, Inc.	Energy related	DE	8/24/90	100
Pedrick Gen, Inc.	Energy related	DE	7/28/89	100
Binghamton Limited, Inc.	Energy related	DE	5/2/90	100
Binghamton General, Inc.	Energy related	DE	5/2/90	100
Conectiv Solutions LLC
ATE Investment, Inc.
King Street Assurance Ltd.
Enertech Capital Partners, LP	Energy related	DE	8/9/96	94
Enertech Capital Partners II, LP	Energy related	DE	4/14/00	11
Conectiv Properties and Investments, Inc.
DCTC-Burney, Inc.	Energy related	DE	6/26/87	100
Burney Biomass, LLC	Energy related	DE	8/30/05	100
Forest Products, L.P.	Energy related	DE	10/5/89	1
Burney Forest Products, a Joint Venture	Energy related	CA	n/a	44.44
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Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
ISSUANCES AND RENEWALS OF SECURITIES
Company Issuing Security	Company To Whom Security Was Issued	Type of Security Issued	Issue or Renewal	Amount of Securities During Period ($)	Interest Rate (%)	Cumulative Amount of Securities ($)
Conectiv Energy Supply, Inc.	PHI Service Company, Agent	Money Pool Note	Issue	*	*	*
Delaware Operating Services Company	Conectiv Energy Holding Company	Short-Term Note	Issue	*	*	*
PHI Operating Services Company	Conectiv Energy Holding Company	Short-Term Note	Issue	*	*	*
Note: PHI Service Company serves as agent for the PHI System Money Pool.
CAPITAL CONTRIBUTIONS:
Company Contributing Capital	Company Receiving Capital	Amount During Period ($)	Cumulative Amount($)
Potomac Capital Investment Corporation	Kinetic Venture Fund	*	*
Conectiv	Enertech Energy Partners II, L.P.	*	*
Pepco Energy Services, Inc.	Trigen-Pepco Energy Services, LLC	*	*
Pepco Energy Services, Inc.	Eastern Landfill Gas, LLC	*	*
Pepco Energy Services, Inc.	Blue Ridge Renewable Energy, LLC	*	*
Pepco Energy Services, Inc.	Bethlehem Renewable Energy, LLC	*	*
Pepco Energy Services, Inc.	Distributed Generation Partners, LLC	*	*
* Confidential Treatment Requested
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Item 3. - ASSOCIATED TRANSACTIONS
Part I. - Transactions performed by reporting companies on behalf of associate companies.
Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Power, Capacity and Ancillary Services	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	PJM Reimbursement	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Power - MD SOS	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Gas	*		*
Pepco Energy Services, Inc.	Conectiv Energy Supply, Inc.	Gas	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Capacity	*		*
PHI Operating Services Company	Conectiv Bethlehem, LLC	Operations and Maintenance	*		*
Pepco Energy Services, Inc.	Potomac Power Resources LLC	Asset Management Services	*		*
Conectiv Energy Supply, Inc.	Potomac Power Resources LLC	Dispatch Services	*		*
Fauquier Landfill Gas, LLC	Pepco Energy Services, Inc.	Energy and Energy Credits	*		*
Rolling Hills Landfill Gas, LLC	Pepco Energy Services, Inc.	Energy and Energy Credits	*		*
Unitemp, Inc.	Pepco Energy Services, Inc.	Maintenance	*		*
MET Electrical Testing Company	Conectiv Atlantic Generation, L.L.C.	Maintenance	*		*
MET Electrical Testing Company	Conectiv Thermal Systems, Inc.	Maintenance	*		*
Unitemp, Inc.	Seaboard Mechanical Services, Inc.	Maintenance	*		*
Unitemp, Inc.	MET Electrical Testing Company	Maintenance	*		*
* Confidential Treatment Requested
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Part II - Transactions performed by associate companies on behalf of reporting companies.
Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Delmarva Generation, Inc.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Conectiv Delmarva Generation, Inc.	Conectiv Energy Supply, Inc.	Steam	*		*
Conectiv Atlantic Generation, L.L.C.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Conectiv Bethlehem, LLC	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Atlantic City Electric Company	Conectiv Energy Supply, Inc.	Power	*		*
Delmarva Power & Light Company	Conectiv Energy Supply, Inc.	Transo Pipeline Imbalance Gas	*		*
Delmarva Power & Light Company	Conectiv Energy Supply, Inc.	Tetco Contract Amortization	*		*
Potomac Power Resources LLC	Pepco Energy Services, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Note: PHI Service Company, the service company for the PHI System, provides services to various reporting companies. Such information is reported on the annual Form U-13-60.
* Confidential Treatment Requested
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Item 4. - SUMMARY OF AGGREGATE INVESTMENT
Investments in energy-related companies (in millions):
Total consolidated capitalization as of September 30, 2005	$9,222.8	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	1,383.4	Line 2
Greater of $50 million or line 2	$1,383.4	Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(i)
Energy-related business Category - Rule 58(b)(1)(ii)
Energy-related business Category - Rule 58(b)(1)(iv)
Energy-related business Category - Rule 58(b)(1)(v)
Energy-related business Category - Rule 58(b)(1)(vi)
Energy-related business Category - Rule 58(b)(1)(vii)
Energy-related business Category - Rule 58(b)(1)(viii)
Energy-related business Category - Rule 58(b)(1)(ix)

$* * * * * * * *
Total current aggregate investment	$*	Line 4
Difference between the greater of $50 million or 15% of Capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$*	Line 5
* Confidential Treatment Requested
Investments in gas-related companies:
NONE
Item 5. - OTHER INVESTMENTS

Prior to the registration of Pepco Holdings, Inc. as a registered holding company on August 1, 2002, Potomac Electric Power Company and its subsidiaries had investments of approximately $140.4 million in "energy-related companies." Such amount is excluded from the calculations in Item 4 above.

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS
A. Financial Statements:
FS-1	Financial statements of Pepco Holdings, Inc. (incorporated by reference to the filing by Pepco Holdings, Inc. on Form 10-Q for the period ended September 30, 2005)
FS-2	Financial statements of Pepco Energy Services, Inc. and Subsidiaries (confidential treatment requested)
FS-3	Financial statements of Conectiv Energy Supply, Inc. and Subsidiary (confidential treatment requested)
FS-4	Financial statements of Atlantic Generation, Inc. and Subsidiaries (confidential treatment requested)
FS-5	Financial statements of Conectiv Thermal Systems, Inc. and Subsidiaries (confidential treatment requested)
FS-6	Financial statements of DCTC-Burney, Inc. (confidential treatment requested)
FS-7	Financial statements of Delaware Operating Services Company (confidential treatment requested)
FS-8	Financial statements of PHI Operating Services Company (confidential treatment requested)
B. Exhibits
B-2	Certificate of Pepco Holdings, Inc.

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SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC.
By: /s/ Karen G. Almquist Karen G. Almquist Assistant Treasurer & Assistant Secretary
November 28, 2005

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Exhibit B-2
Certificate
I hereby certify that the Form U-9C-3 for Pepco Holdings, Inc. for the previous quarter has been provided to the state commissions listed below:
Delaware Public Service Commission 861 Silver Lake Boulevard Cannon Building, Suite 100 Dover, DE 19904
Maryland Public Service Commission 6 St. Paul Centre, 16th Floor Baltimore, MD 21202
Virginia State Corporation Commission 1300 E. Main Street Tyler Building Richmond, VA 23219
New Jersey Board of Public Utilities Two Gateway Center Newark, NJ 07102
Public Service Commission of the District of Columbia 2nd Floor - West Tower 1333 H Street, N.W. Washington, DC 20005

PEPCO HOLDINGS, INC.
By: /s/ Karen G. Almquist Karen G. Almquist Assistant Treasurer & Assistant Secretary
November 28, 2005
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